UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Exar Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

300645108
(CUSIP Number)

JEFFREY JACOBOWITZ
SIMCOE CAPITAL MANAGEMENT, LLC
509 Madison Avenue, Suite 2200
New York, New York 10022
(212) 448-7400

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,663
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON SDR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,031
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 119,031
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 300645108

1	NAME OF REPORTING PERSON JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 300645108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Exar Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 48720 Kato Road, Fremont, California 94538.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Simcoe Partners, L.P., a Delaware limited partnership (“Simcoe Partners”);

(ii)	Simcoe Management Company, LLC, a Delaware limited liability company (“Simcoe Management”), which serves as the general partner of Simcoe Partners;

(iii)	SDR Partners, LLC, a Delaware limited liability company (“SDR Partners”);

(iv)
Simcoe Capital Management, LLC, a Delaware limited liability company (“Simcoe Capital”), which serves as the investment manager to each of Simcoe Partners, SDR Partners and certain managed accounts (the “Managed Accounts”); and

(v)	Jeffrey Jacobowitz, who serves as the Managing Member of each of Simcoe Management and Simcoe Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 509 Madison Avenue, Suite 2200, New York, New York 10022.

(c)           The principal business of each of Simcoe Partners and SDR Partners is investing in securities.  The principal business of Simcoe Management is serving as the general partner of Simcoe Partners.  The principal business of Simcoe Capital is serving as the investment manager to each of Simcoe Partners, SDR Partners and the Managed Accounts.  Mr. Jacobowitz is the Managing Member of each of Simcoe Management and Simcoe Capital.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 300645108

(f)           Mr. Jacobowitz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Simcoe Partners and SDR Partners and held in the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,324,663 Shares directly owned by Simcoe Partners is approximately $20,173,622, excluding brokerage commissions.  The aggregate purchase price of the 119,031 Shares directly owned by SDR Partners is approximately $1,089,440, excluding brokerage commissions.  The aggregate purchase price of the 156,306 Shares held in the Managed Accounts is approximately $1,352,428, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  The Reporting Persons have engaged and expect to continue to engage in communications with management and the Board of Directors of the Issuer (the “Board”) regarding voluntarily adding an independent stockholder representative to the Board.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,148,050 Shares outstanding, as of November 1, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016.

CUSIP NO. 300645108

A.	Simcoe Partners

(a)	As of the date hereof, Simcoe Partners directly owned 2,324,663 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,324,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,324,663
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Simcoe Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Simcoe Management

(a)	Simcoe Management, as the general partner of Simcoe Partners, may be deemed the beneficial owner of the 2,324,663 Shares owned by Simcoe Partners.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,324,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,324,663
4. Shared power to dispose or direct the disposition: 0

(c)
Simcoe Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Simcoe Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	SDR Partners

(a)	As of the date hereof, SDR Partners directly owned 119,031 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 119,031
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 119,031
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SDR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 300645108

D.	Simcoe Capital

(a)
As of the date hereof, 156,306 Shares were held in the Managed Accounts. Simcoe Capital, as the investment manager to each of Simcoe Partners, SDR Partners and the Managed Accounts, may be deemed the beneficial owner of the (i) 2,324,663 Shares owned by Simcoe Partners, (ii) 119,031 Shares owned by SDR Partners and (iii) 156,306 Shares held in the Managed Accounts.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 2,600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,600,000
4. Shared power to dispose or direct the disposition: 0

(c)
Simcoe Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Simcoe Partners and SDR Partners and through the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Jacobowitz

(a)
Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 2,324,663 Shares owned by Simcoe Partners, (ii) 119,031 Shares owned by SDR Partners and (iii) 156,306 Shares held in the Managed Accounts.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 2,600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,600,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Jacobowitz has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Simcoe Partners and SDR Partners and through the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 300645108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 22, 2016, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Simcoe Partners, L.P., SDR Partners, LLC, Simcoe Management Company, LLC, Simcoe Capital Management, LLC and Jeffrey Jacobowitz, dated November 22, 2016.

CUSIP NO. 300645108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2016

Simcoe Partners, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Management Company, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SDR Partners, LLC

By:	Simcoe Capital Management, LLC Investment Manager

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Capital Management, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

CUSIP NO. 300645108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

SIMCOE PARTNERS, L.P.

128,269	10.0413	11/17/2016
21,751	9.5834	11/14/2016
180,066	9.3714	11/10/2016
22,414	9.0824	11/09/2016
50,283	9.0798	11/08/2016
64,194	8.6987	11/04/2016
107,211	8.6565	11/03/2016
67,893	9.0501	10/28/2016
45,188	9.0572	10/27/2016
5,950	9.0389	10/21/2016
1,158	8.9396	10/20/2016
10,250	8.9225	10/19/2016
41,711	8.8000	10/17/2016
47,486	8.7990	10/13/2016
178,334	8.9986	09/27/2016
47,437	8.9862	09/26/2016
892	9.0000	09/23/2016
1,962	9.0000	09/22/2016

SDR PARTNERS, LLC

6,749	10.0413	11/17/2016
1,344	9.5834	11/14/2016
8,446	9.3714	11/10/2016
1,051	9.0824	11/09/2016
2,359	9.0798	11/08/2016
3,334	8.6987	11/04/2016
5,568	8.6565	11/03/2016
4,113	9.0501	10/28/2016
2,737	9.0572	10/27/2016
1,953	8.7990	10/13/2016
9,273	8.9986	09/27/2016
2,467	8.9862	09/26/2016
46	9.0000	09/23/2016
102	9.0000	09/22/2016

CUSIP NO. 300645108

SIMCOE CAPITAL MANAGEMENT, LLC
(Through the Managed Accounts)

8,927	10.0413	11/17/2016
1,608	9.5834	11/14/2016
11,488	9.3714	11/10/2016
1,430	9.0824	11/09/2016
3,208	9.0798	11/08/2016
4,324	8.6987	11/04/2016
7,221	8.6565	11/03/2016
3,398	9.0501	10/28/2016
2,263	9.0572	10/27/2016
297	9.0389	10/21/2016
58	8.9396	10/20/2016
511	8.9225	10/19/2016
2,181	8.8000	10/17/2016
2,512	8.7990	10/13/2016
12,393	8.9986	09/27/2016
3,296	8.9862	09/26/2016
62	9.0000	09/23/2016
136	9.0000	09/22/2016